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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 8
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

KELLWOOD COMPANY
(Name of Subject Company)

CARDINAL INTEGRATED, LLC
SCSF Equities, LLC
Sun Capital Partners V, L.P.
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

488044108
(CUSIP Number of Class of Securities)

Jason G. Bernzweig
SCSF Equities, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
(561) 394-0550
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
Citigroup Center
153 E. 53rd Street
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$529,764,186	$20,819.74

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $21.00, the per share tender offer price, by 25,226,866, which represents (i) 25,825,866 outstanding shares of Common Stock as of November 3, 2007 (according to the Subject Company's Quarterly Report on Form 10-Q for the period ended November 3, 2007), minus (ii) 2,562,000 shares of Common Stock beneficially owned by the filing persons as of the date hereof, and plus (iii) 1,963,000 shares of Common Stock subject to outstanding options as of November 3, 2007 (according to the Subject Company's Quarterly Report on Form 10-Q for the period ended November 3, 2007).

**
Calculated as 0.00393% of the transaction value. The amount of filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,820	Filing Party:	SCSF Equities, LLC
Form or Registration No.:	SC TO	Date Filed:	January 15, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Items 1 through 9, and Item 11

        This Amendment No. 8 to the Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on January 15, 2008, as amended by Amendment No. 1 filed on January 15, 2008, Amendment No. 2 filed on January 28, 2008, Amendment No. 3 filed on February 6, 2008, Amendment No. 4 filed on February 8, 2008, Amendment No. 5 filed on February 11, 2008, Amendment No. 6 filed on February 12, 2008 and Amendment No. 7 filed on February 13, 2008 (as so amended, the "Schedule TO") by Cardinal Integrated, LLC, a Delaware limited liability company ("Purchaser"), and SCSF Equities, LLC, a Delaware limited liability company. This Schedule TO relates to the offer by Purchaser to purchase, on behalf of itself. SCSF Equities, LLC and Sun Capital Partners V, L.P., all the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Kellwood Company, a Delaware corporation (the "Company"), and the associated Series A Junior Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement, dated as of April 19, 2007, between the Company and American Stock Transfer and Trust Company, as Rights Agent, for $21.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal, in each case as amended, is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

        Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

        All capitalized terms used in this Amendment No. 8 without definition have the meanings ascribed to them in the Schedule TO.

Item 1. Summary Term Sheet

        SUMMARY TERM SHEET—The first sentence in the introductory remarks in the Summary Tem Sheet is hereby amended and restated as follows:

  "Cardinal Integrated, LLC, an indirect jointly owned subsidiary of SCSF Equities, LLC and Sun Capital Partners V, L.P., is offering to purchase, on behalf of itself, SCSF Equities, LLC and Sun Capital Partners V, L.P., all outstanding shares of common stock, par value $0.01 per share, of Kellwood Company (together with the associated Series A Junior Preferred Stock purchase rights) for $21.00 net per share in cash (subject to applicable withholding taxes) without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal."

  Item 4. Terms of the Transaction

        INTRODUCTION—The first sentence in the first paragraph under the heading "INTRODUCTION" on page 1 of the Offer to Purchase is hereby amended and restated as follows:

  "Cardinal Integrated, LLC ("Purchaser"), a Delaware limited liability company and an indirect jointly owned subsidiary of SCSF Equities, LLC ("SCSF") and Sun Capital Partners V, L.P. ("SC Partners V" and, together with Purchaser, SCSF and their affiliates, "Sun Capital"), hereby offers to purchase, on behalf of itself, SCSF and SC Partners V, all the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Kellwood Company, a Delaware corporation (the "Company"), and the associated Series A Junior Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Amended and Restated Rights Agreement, dated as of April 19, 2007 between the Company and American Stock Transfer and Trust Company as Rights Agent (the "Rights Agreement"), for $21.00 per Share, net to the seller in cash (subject to applicable withholding

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  taxes), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the "Offer")."

        Section 2—The last paragraph under the heading "Section 2—Acceptance for Payment and Payment for Shares" on page 12 of the Offer to Purchase is hereby deleted in its entirety.

        Section 4—The first sentence in the third paragraph under the heading "Section 4—Withdrawal Rights" on page 15 of the Offer to Purchase is hereby amended and restated as follows:

  "All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser."

        Section 14—The first sentence in the last paragraph under the heading "Section 14—Conditions of the Offer" on page 42 of the Offer to Purchase is hereby amended and restated as follows:

  "The foregoing conditions are for the sole benefit of Sun Capital and may be asserted by Purchaser, SCSF or SC Partners V regardless of the circumstances giving rise to any such condition or, other than the HSR Condition, and the condition set forth in clause (b) above, may be waived by Purchaser, SCSF or SC Partners V in whole or in part at any time and from time to time prior to the expiration of the Offer in their sole discretion; provided, however, in no event shall Purchaser, SCSF or SC Partners V assert that a condition of the Offer is not satisfied if the failure to satisfy such condition results from any action or inaction or any other conduct by Purchaser, SCSF or SC Partners V."

        Section 14—The second sentence in the last paragraph under the heading "Section 14—Conditions of the Offer" on page 42 of the Offer to Purchase is hereby amended and restated as follows:

  "The failure by Purchaser, SCSF or SC Partners V at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances."

Item 10.    Financial Statements of Certain Bidders. Not applicable.

Item 12.    Material to Be Filed as Exhibits.

(a)(1)	Offer to Purchase dated January 15, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 15, 2008.*
(a)(8)	Press Release issued by Sun Capital Securities Group, LLC on January 15, 2008.*
(a)(9)	Equity Commitment Letter from Sun Capital Partners V, L.P. to Purchaser dated January 15, 2008.*
(a)(10)	Kellwood Fact Sheet dated January 15, 2008.*
(a)(11)	Investor Presentation dated January 15, 2008.*
(a)(12)	Transcript of Conference Call held by Purchaser on January 15, 2008.*
(a)(13)	Press Release issued by Sun Capital Securities Group, LLC on January 28, 2008.*
(a)(14)	Press Release issued by Sun Capital Securities Group, LLC on February 6, 2008.*

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(a)(15)	Press Release issued by Sun Capital Securities Group, LLC on February 8, 2008.*
(a)(16)	Press Release issued by Sun Capital Securities Group, LLC on February 11, 2008.*
(a)(17)	Press Release issued by Sun Capital Securities Group, LLC on February 12, 2008.*
(a)(18)	Press Release issued by Sun Capital Securities Group, LLC on February 13, 2008.*
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2008, by and among Cardinal Integrated, LLC, Cardinal Group Integrated, Inc. and Kellwood Company.*
(g)	None.
(h)	None.

*
Previously filed.

Item 13.    Information Required by Schedule 13E-3. Not applicable.

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

CARDINAL INTEGRATED, LLC
By:	/s/ JASON G. BERNZWEIG Name: Jason G. Bernzweig Title: Vice President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

SCSF EQUITIES, LLC
By:	/s/ JASON G. BERNZWEIG Name: Jason G. Bernzweig Title: Vice President

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EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Purchase dated January 15, 2008.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients.*
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 15, 2008.*
(a)(8)	Press Release issued by Sun Capital Securities Group, LLC on January 15, 2008.*
(a)(9)	Equity Commitment Letter from Sun Capital Partners V, L.P. to Purchaser dated January 15, 2008.*
(a)(10)	Kellwood Fact Sheet dated January 15, 2008.*
(a)(11)	Investor Presentation dated January 15, 2008.*
(a)(12)	Transcript of Conference Call held by Purchaser on January 15, 2008.*
(a)(13)	Press Release issued by Sun Capital Securities Group, LLC on January 28, 2008.*
(a)(14)	Press Release issued by Sun Capital Securities Group, LLC on February 6, 2008.*
(a)(15)	Press Release issued by Sun Capital Securities Group, LLC on February 8, 2008.*
(a)(16)	Press Release issued by Sun Capital Securities Group, LLC on February 11, 2008.*
(a)(17)	Press Release issued by Sun Capital Securities Group, LLC on February 12, 2008.*
(a)(18)	Press Release issued by Sun Capital Securities Group, LLC on February 13, 2008.*
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2008, by and among Cardinal Integrated, LLC, Cardinal Group Integrated, Inc. and Kellwood Company.*
(g)	None.
(h)	None.

*
Previously filed.

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  Items 1 through 9, and Item 11
  Item 10. Financial Statements of Certain Bidders. Not applicable.
  Item 12. Material to Be Filed as Exhibits.
  Item 13. Information Required by Schedule 13E-3. Not applicable.
EXHIBIT INDEX